UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2021
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2021

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at
		June 30,	December 31,
		2021	2020
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		241,132	235,734
Financial assets	4	21,061	103,514
Accounts and other receivable, net		198,080	222,629
Vessels and equipment classified as held for sale	5	4,400	7,500
Inventory		20,968	16,308
Due from related parties	12	707	9,980
Other assets		32,061	37,326
Total current assets		518,409	632,991
Non-current assets
Financial assets	4	45,755	36,372
Vessels and equipment	7	3,132,456	3,029,415
Advances on newbuilding contracts	8	26,991	127,335
Equity-accounted investments		249,300	241,731
Deferred tax assets		5,152	5,153
Other assets		158,652	185,521
Goodwill		127,113	127,113
Total non-current assets		3,745,419	3,752,640
Total assets		4,263,828	4,385,631
LIABILITIES
Current liabilities
Accounts payable and other	9	345,285	302,414
Other financial liabilities	10	45,709	198,985
Borrowings	11	335,966	362,079
Due to related parties	12	98,615	7
Total current liabilities		825,575	863,485
Non-current liabilities
Accounts payable and other	9	111,254	128,671
Other financial liabilities	10	195,088	144,350
Borrowings	11,12	2,720,530	2,808,898
Due to related parties	12	204,768	194,628
Deferred tax liabilities		700	700
Total non-current liabilities		3,232,340	3,277,247
Total liabilities		4,057,915	4,140,732
EQUITY
Limited partners - Class A common units		(2,940)	(2,505)
Limited partners - Class B common units		(189,802)	(157,897)
Limited partners - preferred units		376,488	376,512
General partner		6,566	6,828
Accumulated other comprehensive income		3,278	4,071
Non-controlling interests in subsidiaries		12,323	17,890
Total equity		205,913	244,899
Total liabilities and equity		4,263,828	4,385,631
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Revenues	12,13	266,935	304,462	539,689	616,863
Direct operating costs	14	(169,937)	(165,652)	(331,778)	(319,471)
General and administrative expenses	15	(8,951)	(2,306)	(21,619)	(17,108)
Depreciation and amortization	15	(81,560)	(77,606)	(158,809)	(156,140)
Interest expense	11,12	(49,475)	(45,907)	(97,159)	(94,176)
Interest income		21	43	49	710
Equity-accounted income (loss)		10,229	8,428	29,613	4,373
Impairment expense, net	7	—	(8,275)	—	(180,277)
Gain (loss) on dispositions, net	6	9,107	(1,388)	9,107	(1,950)
Realized and unrealized gain (loss) on derivative instruments	10	(1,513)	(15,193)	12,347	(106,116)
Foreign currency exchange gain (loss)		(302)	(949)	23	(4,389)
Other income (expenses), net		(1,831)	(4,137)	(1,857)	(5,366)
Income (loss) before income tax (expense) recovery		(27,277)	(8,480)	(20,394)	(263,047)
Income tax (expense) recovery
Current		(1,211)	(1,465)	(2,193)	(3,601)
Deferred		—	1,698	—	(531)
Net income (loss)		(28,488)	(8,247)	(22,587)	(267,179)
Attributable to:
Limited partners - common units		(33,967)	(15,951)	(34,269)	(274,092)
General partner		(260)	(143)	(262)	(2,050)
Limited partners - preferred units		7,880	8,038	15,760	16,076
Non-controlling interests in subsidiaries		(2,141)	(191)	(3,816)	(7,113)
		(28,488)	(8,247)	(22,587)	(267,179)
Basic and diluted earnings (loss) per limited partner common unit		(0.06)	(0.04)	(0.06)	(0.67)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Net income (loss)		(28,488)	(8,247)	(22,587)	(267,179)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
To interest expense:
Realized gain on qualifying cash flow hedging instruments	10	(196)	(208)	(386)	(416)
To equity income:
Realized gain on qualifying cash flow hedging instruments		(211)	(259)	(407)	(514)
Total other comprehensive income (loss)		(407)	(467)	(793)	(930)
Comprehensive income (loss)		(28,895)	(8,714)	(23,380)	(268,109)
Attributable to:
Limited partners - common units		(34,371)	(16,413)	(35,056)	(275,014)
General partner		(263)	(148)	(268)	(2,058)
Limited partners - preferred units		7,880	8,038	15,760	16,076
Non-controlling interests in subsidiaries		(2,141)	(191)	(3,816)	(7,113)
		(28,895)	(8,714)	(23,380)	(268,109)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2021	5,217	(2,505)	405,932	(157,897)	15,489	376,512	6,828	4,071	17,890	244,899
Net income (loss)	—	(435)	—	(33,833)	—	15,760	(262)	—	(3,817)	(22,587)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(793)	—	(793)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	(5,326)	—	—	—	(5,326)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	(5,216)	—	—	—	(5,216)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	(5,218)	—	—	—	(5,218)
Other distributions	—	—	—	—	—	—	—	—	(1,750)	(1,750)
Contribution of Capital from Brookfield	—	—	—	1,928	—	—	—	—	—	1,928
Repurchase of preferred units	—	—	—	—	(1)	(24)	—	—	—	(24)
Balance as at June 30, 2021	5,217	(2,940)	405,932	(189,802)	15,488	376,488	6,566	3,278	12,323	205,913

	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2020	—	—	—	—	411,149	169,737	15,800	384,274	9,587	4,410	29,794	597,802
Exchange of equity instruments	5,217	21,540	405,932	167,583	(411,149)	(169,737)	—	—	—	—	—	—
Net income (loss)	—	(3,478)	—	(270,614)	—	—	—	16,076	(2,050)	—	(7,113)	(267,179)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(930)	—	(930)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	—	—	(5,438)	—	—	—	(5,438)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	—	—	(5,314)	—	—	—	(5,314)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	—	—	(5,324)	—	—	—	(5,324)
Other distributions	—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Equity based compensation and other	—	(5)	—	(402)	—	—	—	—	—	—	—	(407)
Balance as at June 30, 2020	5,217	18,057	405,932	(103,433)	—	—	15,800	384,274	7,537	3,480	17,931	308,460
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Six Months Ended June 30,
		2021	2020
	Notes	$	$
Operating Activities
Net income (loss)		(22,587)	(267,179)
Adjusted for the following items:
Depreciation and amortization	7	158,809	156,140
Equity-accounted (income) loss, net of distributions received		(5,639)	16,160
Impairment expense, net	7	—	180,277
(Gain) loss on dispositions, net	6	(9,107)	1,950
Unrealized (gain) loss on derivative instruments	10	(163,207)	71,359
Deferred income tax expense (recovery)		—	531
Provisions and other items	9	188	(3,503)
Other non-cash items		22,985	15,988
Changes in non-cash working capital, net		79,464	8,551
Net operating cash flow		60,906	180,274
Financing Activities
Proceeds from borrowings	11	75,000	72,015
Repayments of borrowings and settlement of related derivative instruments	10,11	(195,767)	(159,869)
Financing costs related to borrowings		(884)	(1,330)
Proceeds from borrowings related to sale and leaseback of vessels	8	71,400	35,703
Repayments of borrowings related to sale and leaseback of vessels	8	(5,700)	—
Financing costs related to borrowings from sale and leaseback of vessels	8	(584)	(65)
Proceeds from borrowings from related parties	12	130,000	105,000
Prepayment of borrowings from related parties	12	(30,000)	—
Lease liability repayments		(6,961)	(11,147)
Distributions to limited partners and preferred unitholders	16	(15,760)	(16,076)
Distributions to others who have interests in subsidiaries		(1,750)	(4,750)
Repurchase of preferred units		(24)	—
Net financing cash flow		18,970	19,481
Investing Activities
Additions
Vessels and equipment	7,8	(168,979)	(239,418)
Equity-accounted investments		(2,336)	(2,196)
Dispositions
Vessels and equipment	6	28,835	15,052
Restricted cash	4	67,633	66,079
Acquisition of company (net of cash acquired of $6.4 million)		—	6,430
Net investing cash flow		(74,847)	(154,053)
Cash and cash equivalents
Change during the period		5,029	45,702
Impact of foreign exchange on cash		369	(3,992)
Balance, beginning of the period		235,734	199,388
Balance, end of the period		241,132	241,098

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Nature and Description of the Partnership

Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively, the Partnership) is an international infrastructure services provider to the offshore oil and gas industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement as amended. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield).

The Partnership’s preferred equity units are listed on the New York Stock Exchange under the ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively.

The registered head office of the Partnership is Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom.

2.Significant Accounting Policies

a.Basis of presentation

These unaudited interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (or IAS 34), as issued by the International Accounting Standards Board (or IASB). These interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2020, which are included in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2020. The unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Partnership operates on a going concern basis and have been presented in U.S. dollars rounded to the nearest thousand unless otherwise indicated.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s annual consolidated financial statements as at and for the year ended December 31, 2020, except for the adoption of new standards and changes in the Partnership's accounting policies effective as of 1 January 2021, as described below in Note 2c. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2020.

These unaudited interim condensed consolidated financial statements were approved by management and authorized for issue on July 29, 2021.

b.Going concern

As at June 30, 2021, the Partnership had a working capital deficit of $307.2 million primarily relating to scheduled maturities and repayments of $336.0 million of outstanding borrowings during the 12 months ending June 30, 2022, which amounts were classified as current as at June 30, 2021. The Partnership also anticipates making payments related to commitments to fund a vessel under construction during the remainder of 2021 through 2022 of $98.9 million; however, the Partnership has secured long-term financing related to this vessel.

The working capital deficit of $307.2 million as at June 30, 2021, has increased from $230.5 million as at December 31, 2020. The increase in the working capital deficit was primarily due to a decrease in financial assets of $82.5 million mainly relating to amounts held in escrow for a shuttle tanker newbuilding yard installment payment as at December 31, 2020 and a decrease in accounts receivable and other of $24.5 million, partially offset by a decrease in total current liabilities primarily relating to the termination or amendment of certain interest rate swaps during the three months ended June 30, 2021.

Based on these factors, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and the minimum liquidity requirements under its financial covenants. On July 29, 2021, the Partnership announced various measures it is pursuing to improve its debt maturity profile and enhance its liquidity and financial flexibility. See Note 17 for additional information about these measures. Other potential sources of financing that the Partnership is actively pursuing, or may consider pursuing, during the one-year period to June 30, 2022, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing or extension of certain borrowings, selling certain assets, seeking joint venture partners for the Partnership's business interests and/or capital raises. Additional potential sources of amounts generated from operations include the extensions and redeployment of existing assets.

The Partnership is actively pursuing financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise and refinance borrowings for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters.

Based on the Partnership’s liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to increase its liquidity that it

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period to June 30, 2022.

c.New standards, interpretations, amendments and policies adopted by the Partnership

The Partnership has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i.Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In August 2020, the International Accounting Standards Board published Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (or Phase 2 Amendments), effective January 1, 2021. The Phase 2 Amendments provide additional guidance to address the issues that will arise during the transition of benchmark interest rates and primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flow changes as a result of the replacement of an existing interest rate benchmark, allowing for prospective application of the new applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the designation of hedge accounting relationships that are needed to reflect the changes required by the benchmark interest rate reform do not result in the discontinuation of hedge accounting. The Partnership adopted the Phase 2 Amendments on January 1, 2021. The adoption of the amendments did not have an impact on the Partnership's unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2021. The Partnership's risk management strategy has not changed as a result of these matters.

Progress towards implementation of alternative benchmark interest rates

The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates.

The Partnership plans to transition the majority of its LIBOR-linked contracts to risk-free rates through amendments to fallback clauses in its floating-rate credit facilities and debt instruments which would change the basis for determining the interest rate cash flows from LIBOR to a risk-free rate at an agreed point in time. During March 2021, ICE Benchmark Administration, an administrator of regulated benchmarks, announced that it has delayed the cessation of the publication of the overnight, one, three, six and 12 month USD LIBOR until June 30, 2023.

Interest rate benchmark transition for non-derivative financial liabilities

As at June 30, 2021, the Partnership had $1.7 billion of outstanding LIBOR-referenced borrowings summarized as follows:

	Principal	Weighted-average term	Transition Progress
	$	(years)
Revolving Credit Facilities	385,421	2.62	Expected to amend fallback clauses prior to cessation of publication of LIBOR.
Term Loans	1,163,268	4.17
Public Bonds	200,000	3.30
Total	1,748,689	3.73

Interest rate benchmark transition for derivatives

As at June 30, 2021, the Partnership had an outstanding notional balance of $0.6 billion of LIBOR-referenced interest rate swap agreements.

For all of the Partnership’s LIBOR-referenced derivatives, the International Swaps and Derivative Association’s fallback clauses were made available in late-2020 and the Partnership and its counterparties expect to adhere to this protocol. Such adherence would result in all legacy trade under the derivatives following, on the cessation of LIBOR, the fallback clause provided in the protocol.

ii.Segments

As at January 1, 2021, the Partnership modified the cost allocations between its operating segments. The Partnership's components of the business for which discrete financial information is reviewed to assess performance and make decisions regarding resource allocation is still based upon five operating segments. However, the allocation of certain expenditures, relating to direct operating costs and general and administrative expenses, has been modified to show the impact of certain corporate direct operating costs in the corporate segment before reallocation to the operating segments. Additionally, certain expenditures that relate directly to corporate activities will be retained within the corporate segment. Previously all of these expenditures were allocated directly to the five operating segments based on an estimated use of corporate resources. The 2020 comparative information has been restated as a result of this change and the modifications have been deemed to not be material for all operating segments and all periods presented.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
iii.Estimation uncertainty

COVID-19

The Partnership has not identified any new significant developments related to the COVID-19 pandemic which would impact key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether any additional indicators of impairment were present for the three and six months ended June 30, 2021. The Partnership will continue to monitor the COVID-19 situation and review its critical estimates and judgements as circumstances evolve.

3.Fair Value of Financial Instruments

The following tables provide the details of the Partnership's financial instruments and their associated classifications as at June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
Measurement Basis	FVTPL(5) $	Amortized cost $	Total $	FVTPL(5) $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	241,132	241,132	—	235,734	235,734
Financial assets (current and non-current)	1,059	65,757	66,816	6,497	133,389	139,886
Accounts and other receivable, net (current and non-current) (1)	—	190,721	190,721	—	212,316	212,316
Due from related parties (current and non-current)	—	707	707	—	9,980	9,980
Other assets (current and non-current) (2)	—	57,467	57,467	—	59,905	59,905
Total	1,059	555,784	556,843	6,497	651,324	657,821
Financial liabilities
Accounts payable and other (3)	—	89,479	89,479	—	81,850	81,850
Other financial liabilities (current and non- current) (4)	34,953	205,844	240,797	203,597	139,738	343,335
Due to related parties (current and non-current)	—	303,383	303,383	—	194,635	194,635
Borrowings (current and non-current)	—	3,056,496	3,056,496	—	3,170,977	3,170,977
Total	34,953	3,655,202	3,690,155	203,597	3,587,200	3,790,797

(1)Excludes tax receivable of $7.4 million as at June 30, 2021 (December 31, 2020 - $10.3 million).
(2)Includes investments in finance leases.
(3)Includes accounts payable and lease liabilities. Refer to Note 9 below.
(4)Includes derivative instruments, obligations relating to finance leases and other financial liabilities. Refer to Note 10 below.
(5)Fair value through profit or loss (or FVTPL).

The fair value of all financial assets and liabilities as at June 30, 2021 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $3,038 million (December 31, 2020: $3,104 million) compared to a carrying value of $3,056 million (December 31, 2020: $3,171 million). The fair value of the Partnership’s borrowings is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Fair value hierarchical levels - financial instruments

For assets and liabilities that are recognized at fair value on a recurring basis, the Partnership determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the three and six months ended June 30, 2021, nor during the year ended December 31, 2020. Additionally, there were no changes in the Partnership’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the three and six months ended June 30, 2021. The following table provides the fair value measurement hierarchy of the Partnership's financial assets and liabilities measured at fair

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
value through profit or loss on a recurring basis as at June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	1,059	—	—	6,497	—
Total	—	1,059	—	—	6,497	—
Financial liabilities
Derivative instruments	—	34,953	—	—	203,597	—
Total	—	34,953	—	—	203,597	—

4.Financial Assets

	June 30, 2021	December 31, 2020
	$	$
Current
Restricted cash (1)	20,002	97,017
Derivative instruments (2)	1,059	6,497
Total current	21,061	103,514
Non-current
Restricted cash (1)	45,755	36,372
Total non-current	45,755	36,372
(1)Restricted cash as at June 30, 2021 includes amounts held in escrow related to the sale of a vessel, funds for loan facility repayments, withholding taxes and office lease prepayments (December 31, 2020 - amounts held in escrow for a shuttle tanker newbuilding yard installment payment, a deposit related to the sale of a vessel, funds for loan facility repayments, withholding taxes and office lease prepayments).
(2)See Note 10 for additional information.

5.Vessels and Equipment Classified as Held for Sale

		June 30, 2021	December 31, 2020
Vessel	Segment	$	$
Navion Anglia	Shuttle Tanker Segment	4,400	4,400
Navion Oslo	Shuttle Tanker Segment	—	3,100
		4,400	7,500

The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $4.4 million and $7.5 million as at June 30, 2021 and December 31, 2020,

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

6.Gain (Loss) on Dispositions, Net

Period	Vessel	Segment	Net Proceeds ($)	Gain (Loss) on Dispositions, Net ($)
Q2-21	Dampier Spirit	FSO Segment	3,970	3,970
Q2-21	Navion Oceania	Shuttle Tanker Segment	10,618	2,576
Q2-21	Navion Oslo	Shuttle Tanker Segment	3,160	(29)
Q2-21	Stena Natalita	Shuttle Tanker Segment	8,198	(299)
Q2-21(1)	Apollo Spirit	FSO Segment	2,889	2,889
Gain (loss) on dispositions, net for the three and six months ended June 30, 2021				9,107

Q2-20	HiLoad DP unit	Shuttle Tanker Segment	—	(1,388)
Gain (loss) on dispositions, net for the three months ended June 30, 2020				(1,388)

Q1-20	Petrojarl Cidade de Rio das Ostras	FPSO Segment	2,282	(92)
Q1-20	Navion Hispania	Shuttle Tanker Segment	6,715	(385)
Q1-20	Stena Sirita	Shuttle Tanker Segment	6,055	(85)
Gain (loss) on dispositions, net for the six months ended June 30, 2020				(1,950)
(1)The Apollo Spirit FSO was sold in December 2020 and a gain on sale of $5.4 million was recorded as at December 31, 2020. An additional gain of $2.9 million was recorded in June 2021 after the official recycling of the vessel was completed based on a recycling rate agreed upon with the buyer per the terms of the contract.

7.Vessels and Equipment

	June 30, 2021	December 31, 2020
	$	$
Gross carrying amount:
Opening balance at beginning of year	4,025,498	3,531,827
Additions	15,136	41,346
Dispositions (1)	(48,914)	(29,242)
Transferred from advances on newbuilding contracts	253,301	543,131
Vessels and equipment reclassified as held for sale (2)	—	(61,564)
Closing balance at end of period	4,245,021	4,025,498
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(996,083)	(506,111)
Depreciation and amortization (3)	(150,398)	(295,610)
Impairment expense, net (4)	—	(245,396)
Dispositions (1)	33,916	15,050
Vessels and equipment reclassified as held for sale (2)	—	35,984
Closing balance at end of period	(1,112,565)	(996,083)
Net book value	3,132,456	3,029,415
(1)Includes the sale of vessels and the disposal upon the replacement of certain components of vessels and equipment.
(2)See Note 5 for additional information.
(3)Excludes depreciation and amortization on the Partnership's right-of-use assets, office equipment and software.
(4)See below for additional information. Excludes impairment expense on vessels and equipment classified as held for sale during the six months ended June 30, 2021 and year ended December 31, 2020.

Impairment expense, net

The Partnership incurred no impairment expense for the three and six months ended June 30, 2021. The table below indicates impairment expense, net for the three and six months ended June 30, 2020.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q2 2020	Dampier Spirit	FSO	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	6,685
Q2 2020	Navion Bergen	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	1,715
Q2 2020	Other	Shuttle Tanker				(125)
Impairment expense, net for the three months ended June 30, 2020						8,275
Q1 2020	ALP Forward	Towage	Change in the expected earnings of the vessels	Level 3	Discounted cash flow valuation	8,361
Q1 2020	ALP Winger	Towage				12,479
Q1 2020	ALP Ippon	Towage				1,360
Q1 2020	ALP Ace	Towage				731
Q1 2020	Petrojarl I	FPSO	Change in the expected earnings of the vessel	Level 3	Discounted cash flow valuation	42,367
Q1 2020	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	27,202
Q1 2020	Petrojarl Knarr	FPSO	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	56,599
Q1 2020	Navion Stavanger	Shuttle Tanker	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	3,606
Q1 2020	Navion Gothenburg	Shuttle Tanker	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	16,772
Q1 2020	Navion Bergen	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	2,400
Q1 2020	Other	Shuttle Tanker				125
Impairment expense, net for the six months ended June 30, 2020						180,277

The fair value of vessels and equipment measured on a non-recurring basis was $nil and $140.5 million as at June 30, 2021 and December 31, 2020, respectively.

8.Advances on Newbuilding Contracts

	June 30, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	127,335	297,100
Additions	152,203	368,588
Capitalized borrowing costs	754	4,778
Transferred to vessels and equipment	(253,301)	(543,131)
Closing balance at end of period	26,991	127,335

As at June 30, 2021, the Partnership has commitments relating to shipbuilding contracts for one shuttle tanker newbuilding, which is expected to be delivered in 2022. As at June 30, 2021, gross payments made towards this vessel was $27 million. The Partnership secured $105.6 million of borrowings relating to this shuttle tanker newbuilding, which as at June 30, 2021 had an undrawn balance of $84.5 million (see Note 11 for additional information).

As at June 30, 2021, the contractual maturities of the Partnership's obligations under its newbuilding contracts were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Newbuilding contracts	98.9	98.9	—	—	—	—	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

9.Accounts Payable and Other

	June 30, 2021	December 31, 2020
	$	$
Current
Accounts payable	59,662	46,022
Accrued liabilities	178,041	143,660
Provisions (1)	1,312	7,522
Deferred revenues	92,109	91,392
Lease liabilities	14,161	13,818
Total current	345,285	302,414
Non-current
Deferred revenues	608	11,616
Lease liabilities	15,656	22,010
Provisions (1)	60,464	60,179
Decommissioning liability (2)	33,551	33,901
Other	975	965
Total non-current	111,254	128,671
(1)See below for additional information.
(2)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. There were no changes in the Partnership's valuation process, valuation techniques, and types of inputs used to determine the liability as at June 30, 2021.

Provisions

	June 30, 2021	December 31, 2020
	$	$
Opening balance at beginning of year	67,701	67,906
Additional provisions recognized	153	12,033
Reduction arising from payments / derecognition	(6,078)	(12,238)
Closing balance at end of period	61,776	67,701

10.Other Financial Liabilities

	June 30, 2021	December 31, 2020
	$	$
Current
Derivative instruments	33,479	189,647
Obligations relating to finance leases	10,987	8,839
Other	1,243	499
Total current	45,709	198,985
Non-current
Derivative instruments	1,474	13,950
Obligations relating to finance leases	193,614	130,400
Total non-current	195,088	144,350

As at June 30, 2021, the contractual maturities of the Partnership's obligations relating to the finance leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to finance leases	207.3	11.3	11.3	11.3	11.3	11.3	150.8

The liability for the finance leases accrues interest at a variable rate of LIBOR plus a margin of 2.85%. As at June 30, 2021, the Partnership was in compliance with all covenant requirements of its finance leases.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Derivative Financial Instruments

The Partnership’s activities expose it to a variety of financial risks, including liquidity risk, interest rate risk, foreign currency risk and credit risk. The Partnership selectively uses derivative financial instruments principally to manage certain of these risks.

The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	June 30, 2021		December 31, 2020
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$
Interest rate swaps		34,721	—	203,597
Foreign currency forward contracts	1,059	232	6,497	—
Total	1,059	34,953	6,497	203,597
Total current	1,059	33,479	6,497	189,647
Total non-current	—	1,474	—	13,950

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Partnership's ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Partnership's floating-rate debt.

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

In February 2021, the Partnership terminated two and amended two of its interest rate swap agreements, which as at December 31, 2020, had a total notional amount of $600.3 million and a total fair value liability of $147.5 million. These interest rate swaps included early termination provisions, which if exercised, would have terminated these interest rate swaps in February 2021. Following the terminations and amendments, the total notional amount relating to the two remaining interest rate swap agreements was reduced to $132.0 million in April 2021. These agreements include mandatory termination provisions which terminate these interest rate swaps February 2022.

In March 2021, the Partnership terminated one of its interest rate swaps, which as at December 31, 2020, had a notional value of $90.4 million and a fair value liability of $37.1 million. This interest rate swap included an early termination provision, which was exercised in March 2021.

As at June 30, 2021, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(2)
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	152,903	(9,406)	1.05	2.6%
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	426,119	(25,315)	1.25	2.5%
		579,022	(34,721)
(1)Excludes accrued interest of $1.9 million.
(2)Excludes the margins the Partnership pays on its variable-rate debt, which as at June 30, 2021, ranged between 1.10% and 6.50%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(4)Principal amount reduces quarterly or semi-annually.

Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss) for the three and six months ended June 30, 2021 and 2020 as follows:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(4,935)	(25,872)	(156,870)	(31,643)
Foreign currency forward contracts	2,472	(1,811)	6,010	(3,114)
	(2,463)	(27,683)	(150,860)	(34,757)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	3,308	4,600	168,876	(70,841)
Foreign currency forward contracts	(2,358)	7,890	(5,669)	(518)
	950	12,490	163,207	(71,359)
Total realized and unrealized gain (loss) on derivative instruments	(1,513)	(15,193)	12,347	(106,116)

The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at June 30, 2021:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	579.0	455.5	103.8	3.8	3.8	3.8	8.3
Foreign currency forward contracts	37.0	37.0	—	—	—	—	—
Total	616.0	492.5	103.8	3.8	3.8	3.8	8.3

11.Borrowings

			Weighted average term		Weighted average rate
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	$	$	(years)	(years)	(%)	(%)
Revolving Credit Facilities	385,421	439,600	2.62	3.07	2.77	2.81
Term Loans	1,377,577	1,426,370	5.04	5.51	2.70	2.69
Public Bonds	1,138,520	1,138,086	2.06	2.56	7.88	7.88
Non-Public Bonds	189,291	206,870	4.56	5.04	6.14	6.13
Total	3,090,809	3,210,926	3.61	4.10	4.83	4.77
Less: deferred financing __costs and other	(34,313)	(39,949)
Total borrowings	3,056,496	3,170,977
Less current portion	(335,966)	(362,079)
Long-term portion	2,720,530	2,808,898

Revolving Credit Facilities

As at June 30, 2021, the Partnership had two revolving credit facilities (December 31, 2020 - two), which, as at such date, provided for total borrowings of up to $385.4 million (December 31, 2020 - $439.6 million), and were fully drawn (December 31, 2020 - fully drawn).

Term Loans

As at June 30, 2021, the Partnership had term loans which totaled $1.4 billion (December 31, 2020 - $1.4 billion). The term loans reduce over time with monthly, quarterly or semi-annual payments and have varying maturities through 2034. As at June 30, 2021, the Partnership, a subsidiary of the Partnership or the other owner in the Partnership's 50%-owned subsidiaries had guaranteed all of these term loans.

In February 2021, the Partnership refinanced an existing term loan relating to the financing of the Petrojarl I FPSO unit. The new facility provides for borrowings of $75.0 million, which reduces over time with monthly payments and matures in February 2024. The interest payments on the new facility are based on LIBOR plus a margin of 3.50% per annum.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Public and Non-Public Bonds

As at June 30, 2021, the Partnership had public bonds outstanding which totaled $1.1 billion (December 31, 2020 - $1.1 billion) and non-public bonds outstanding which totaled $189.3 million (December 31, 2020 - $206.9 million). The public bonds have varying maturities through 2024 and the non-public bonds reduce over time with semi-annual payments and varying maturities through 2027. See Note 17 for additional information relating to the Partnership’s 8.50% Senior Notes due 2023 included among these bonds.

As at June 30, 2021, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,189.8	287.2	248.8	210.6	124.0	121.1	198.1
Secured debt - repayments on maturity	762.5	50.0	277.3	237.5	—	98.9	98.8
Public bond repayments	1,138.5	—	251.5	687.0	200.0	—	—
Total borrowings	3,090.8	337.2	777.6	1,135.1	324.0	220.0	296.9
Unsecured revolving credit facilities - due to related parties (1)	334.9	100.0	—	—	234.9	—	—
(1)See Note 12 for additional information.

As at June 30, 2021, the Partnership was in compliance with all financial covenants under its borrowings.

Interest paid during the three and six months ended June 30, 2021 was $19.4 million and $82.0 million, respectively (three and six months ended June 30, 2020 - $33.2 million and $92.5 million, respectively).

12.Related Party Transactions

The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.

During the three and six months ended June 30, 2021, total compensation expenses of these three key management personnel of the Partnership were $0.5 million and $1.7 million, respectively (three and six months ended June 30, 2020 - $0.4 million and $1.6 million, respectively).

The Partnership is a party to the following transactions with related parties:

a)As at June 30, 2021, the Partnership had an undrawn balance of $nil (December 31, 2020 - $nil) relating to an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $225.0 million and matures on October 31, 2024. The interest payments on the facility are based on LIBOR plus a margin of 5.00%. The agreement provides the Partnership the option to defer interest payments of up to $25.0 million until maturity. As at June 30, 2021, the Partnership has deferred a total of $9.9 million of interest payments. Any outstanding principal balances are due on the maturity date. The Partnership previously determined that as the interest rate under the facility was deemed to be at below market terms, Brookfield was acting in its capacity as an equity owner, and the Partnership recorded a $37.1 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the year ended December 31, 2020. As at June 30, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

b)During the six months ended June 30, 2021, the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $30 million and as at June 30, 2021, had an undrawn balance of $nil. The interest payments on the facility are based on LIBOR plus a margin of 5.00% and the facility matures in February 2022. Any outstanding principal balances are due on the maturity date. During the six months ended June 30, 2021, the Partnership determined that the interest rate under the facility was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as an equity owner. The Partnership recorded a $1.3 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the six months ended June 30, 2021. As at June 30, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

c)During the six months ended June 30, 2021, a subsidiary of the Partnership entered into an unsecured revolving credit facility provided by Brookfield, which provides for borrowings of up to $70 million and as at June 30, 2021, had an undrawn balance of $nil. The interest payments on the facility are based on LIBOR plus a margin of 5.00% and the facility matures in February 2022. Any outstanding principal balances are due on the maturity date. During the six months ended June 30, 2021, the Partnership determined that the interest rate under the facility was deemed to be at below market terms and therefore, Brookfield was acting in its capacity as

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
an equity owner. The Partnership recorded a $0.6 million decrease in the carrying value of the facility, which was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity during the six months ended June 30, 2021. As at June 30, 2021, the Partnership was in compliance with the covenant requirements of this revolving credit facility.

d)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see Notes 11 and 17 for additional information). Brookfield purchased $500.0 million of these bonds and as at June 30, 2021, Brookfield held $411.3 million of these bonds (December 31, 2020 - $411.3 million), which is included in the non-current portion of borrowings on the Partnership's unaudited interim condensed consolidated statements of financial position.

The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. The Partnership's related party transactions recognized in the unaudited interim condensed consolidated statements of income (loss) were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenues (1)	2,468	4,026	4,943	4,026
Direct operating costs (1)	—	(1,979)	—	—
General and administrative expenses (2)	(253)	(105)	(522)	(256)
Depreciation and amortization	(53)	(50)	(103)	(110)
Interest expense (3)(4)	(14,320)	(9,213)	(28,477)	(18,560)
(1)Includes revenue from services provided to the Partnership's equity-accounted investments.
(2)Includes reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(3)Includes interest expense of $8.6 million and $17.4 million for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $8.6 million and $17.5 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see Note 12d for additional information).
(4)Includes interest expense of $3.2 million and $6.4 million for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $1.2 million, and $2.3 million), and an accretion expense of $2.5 million and $4.7 million for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - accretion income of $0.7 million and $1.3 million) incurred on the unsecured revolving credit facilities provided by Brookfield (see Notes 12a, 12b and 12c for additional information).

As at June 30, 2021, the carrying value of amounts due from related parties totaled $0.7 million (December 31, 2019 - $10.0 million). As at June 30, 2021, the carrying value of amounts due to related parties totaled $303.4 million (December 31, 2020 - $194.6 million) and consisted only of the unsecured revolving credit facilities provided by Brookfield (see Note 12a, 12b and 12c).

13.Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contract of affreightment (CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. All of the Partnership's revenues relate to services transferred over a period of time. During the three and six months ended June 30, 2021, the Partnership also generated revenues from the operation of volatile organic compound (VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of those vessels.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following tables contain the Partnership’s revenues for the three and six months ended June 30, 2021 and 2020, by contract type and by segment:

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	28,163	—	—	—	—	—	28,163
CoAs	—	21,972	—	—	—	—	21,972
Time charters	—	22,694	7,578	—	—	—	30,272
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	—	—	—	13,125	(1,684)	11,441
Management fees and other	39,908	1,488	1,031	222	43	—	42,692
	68,071	46,154	8,609	222	13,168	(1,684)	134,540
Other revenues
FPSO contracts	42,544	—	—	—	—	—	42,544
CoAs	—	31,419	—	—	—	—	31,419
Time charters	—	38,988	10,513	—	—	—	49,501
Bareboat charters	—	1,729	—	—	—	—	1,729
Voyage charters	—	7,202	—	—	—	—	7,202
	42,544	79,338	10,513	—	—	—	132,395
Total revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935

Three Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	43,303	—	—	—	—	—	43,303
CoAs	—	15,641	—	—	—	—	15,641
Time charters	—	23,785	4,580	—	—	—	28,365
Voyage charters	—	441	—	—	6,580	—	7,021
Management fees and other	39,229	1,270	136	451	—	—	41,086
	82,532	41,137	4,716	451	6,580	—	135,416
Other revenues
FPSO contracts	48,871	—	—	—	—	—	48,871
CoAs	—	39,953	—	—	—	—	39,953
Time charters	—	36,320	18,794	—	—	—	55,114
Bareboat charters	—	6,083	4,237	—	—	—	10,320
Voyage charters	—	14,788	—	—	—	—	14,788
	48,871	97,144	23,031	—	—	—	169,046
Total revenues	131,403	138,281	27,747	451	6,580	—	304,462

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	58,485	—	—	—	—	—	58,485
CoAs	—	45,471	—	—	—	—	45,471
Time charters	—	45,933	16,015	—	—	—	61,948
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	—	—	—	25,416	(6,658)	18,758
Management fees and other	79,527	9,964	1,280	439	135	—	91,345
	138,012	101,368	17,295	439	25,551	(6,658)	276,007
Other revenues
FPSO contracts	80,713	—	—	—	—	—	80,713
CoAs	—	66,760	—	—	—	—	66,760
Time charters	—	78,985	19,221	—	—	—	98,206
Bareboat charters	—	4,646	1,273	—	—	—	5,919
Voyage charters	—	12,084	—	—	—	—	12,084
	80,713	162,475	20,494	—	—	—	263,682
Total revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689

Six Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations(1)	Total
Revenues from contracts with customers
FPSO contracts	87,947	—	—	—	—	—	87,947
CoAs	—	42,303	—	—	—	—	42,303
Time charters	—	50,674	14,260	—	—	—	64,934
Bareboat charters	—	—	—	—	—	—	—
Voyage charters	—	567	—	—	17,421	—	17,988
Management fees and other	54,501	3,142	940	898	9	—	59,490
	142,448	96,686	15,200	898	17,430	—	272,662
Other revenues
FPSO contracts	105,159	—	—	—	—	—	105,159
CoAs	—	70,864	—	—	—	—	70,864
Time charters	—	78,198	39,542	—	—	—	117,740
Bareboat charters	—	14,350	7,902	—	—	—	22,252
Voyage charters	—	28,186	—	—	—	—	28,186
	105,159	191,598	47,444	—	—	—	344,201
Total revenues	247,607	288,284	62,644	898	17,430	—	616,863
(1)Includes revenues earned between segments of the Partnership of $1.7 million and $6.7 million, respectively, for the three and six months ended June 30, 2021 ($nil and $nil - three and six months ended June 30, 2020).

14.Direct Operating Costs

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of revenues. The following table lists direct operating costs for the three and six months ended June 30, 2021 and 2020 by nature:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Voyage expenses (1)	30,178	27,945	58,346	66,715
Operating expenses	77,665	65,335	148,711	121,377
Charter hire	2,786	3,672	5,429	11,059
Compensation	59,308	68,700	119,292	120,320
Total	169,937	165,652	331,778	319,471
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

15.Segment Information

For the three and six months ended June 30, 2021 and 2020, the Partnership's operations were organized into five operating segments: FPSO, Shuttle Tanker, FSO, UMS and Towage.

These operating segments are regularly reviewed by the Partnership's Chief Operating Decision Maker (or CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is also used by external users of the Partnership's unaudited interim condensed consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include the results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements:

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935
Adjusted EBITDA	45,364	57,662	9,587	(1,627)	(1,357)	(34)	109,595

Three Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	131,403	138,281	27,747	451	6,580	—	304,462
Adjusted EBITDA (2)	68,938	75,447	16,168	(1,341)	(5,723)	(16)	153,473

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
Adjusted EBITDA	98,132	124,856	16,992	(3,322)	(3,707)	(3,086)	229,865

Six Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (1)	Total
Revenues	247,607	288,284	62,644	898	17,430	—	616,863
Adjusted EBITDA(2)	148,531	140,314	40,060	(3,947)	(7,726)	(211)	317,021
(1)Includes revenues earned and direct operating costs incurred between segments of the Partnership of $1.7 million and $1.7 million, respectively, for the three months ended June 30, 2021 ($nil and $nil, respectively, for the three months ended June 30, 2020).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Includes revenues earned and direct operating costs incurred between segments of the Partnership of $6.7 million and $6.7 million, respectively, for the six months ended June 30, 2021 ($nil and $nil, respectively, for the six months ended June 30, 2020).
(2)The 2020 comparative information has been restated as a result of the Partnerships modification of its cost allocations between its operating segments. The modifications have been deemed to not be material for all operating segments and all periods presented. Refer to Note 2ii for further information.

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in these unaudited interim condensed consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Adjusted EBITDA	109,595	153,473	229,865	317,021
Depreciation and amortization (1)	(81,560)	(77,606)	(158,809)	(156,140)
Interest expense	(49,475)	(45,907)	(97,159)	(94,176)
Interest income	21	43	49	710
Expenses and gains (losses) relating to equity-accounted investments (2)	(10,606)	(14,586)	(15,475)	(43,504)
Impairment expense, net (3)	—	(8,275)	—	(180,277)
Gain (loss) on dispositions, net (4)	9,107	(1,388)	9,107	(1,950)
Realized and unrealized gain (loss) on derivative instruments (5)	(1,513)	(13,382)	12,347	(103,002)
Foreign currency exchange gain (loss)	(302)	(949)	23	(4,389)
Other income (expenses), net	(1,831)	(4,137)	(1,857)	(5,366)
Adjusted EBITDA attributable to non-controlling interests	(713)	4,234	1,515	8,026
Income (loss) before income tax (expense) recovery	(27,277)	(8,480)	(20,394)	(263,047)
Income tax (expense) recovery
Current	(1,211)	(1,465)	(2,193)	(3,601)
Deferred	—	1,698	—	(531)
Net loss	(28,488)	(8,247)	(22,587)	(267,179)
(1)Depreciation and amortization by segment for the three months ended June 30, 2021 is as follows: FPSO $23.9 million, Shuttle Tanker $45.7 million, FSO $6.4 million, UMS $0.6 million, Towage $4.4 million and Corporate $0.6 million (three months ended June 30, 2020 - FPSO $22.7 million, Shuttle Tanker $39.3 million, FSO $10.4 million, UMS $0.6 million, Towage $4.4 million and Corporate $0.3 million).
Depreciation and amortization by segment for the six months ended June 30, 2021 is as follows: FPSO $44.5 million, Shuttle Tanker $89.1 million, FSO $14.1 million, UMS $1.2 million, Towage $8.7 million and Corporate $1.2 million (six months ended June 30, 2020 - FPSO $47.5 million, Shuttle Tanker $77.2 million, FSO $20.7 million, UMS $1.2 million, Towage $9.1 million and Corporate $0.5 million).
(2)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) recovery relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's unaudited interim condensed consolidated statements of income (loss).
(3)Impairment expense, net by segment for the three months ended June 30, 2020 was Shuttle Tanker $1.6 million and FSO $6.7 million. (see Note 7 for additional information).
Impairment expense, net by segment for the six months ended June 30, 2020 was FPSO $126.2 million, Shuttle Tanker $24.5 million, FSO $6.7 million and Towage $22.9 million. (see Note 7 for additional information).
(4)Gain (loss) on dispositions, net by segment for the three months ended June 30, 2021 was Shuttle Tanker $2.2 million and FSO $6.9 million. (three months ended June 30, 2020 - Shuttle Tanker $(1.4) million). (see Note 6 for additional information).
Gain (loss) on dispositions, net by segment for the six months ended June 30, 2021 was Shuttle Tanker $2.2 million and FSO $6.9 million. (six months ended June 30, 2020 - FPSO $(0.1) million and Shuttle Tanker $(1.9) million). (see Note 6 for additional information).
(5)Excludes the realized loss on foreign currency forward contracts for the three and six months ended June 30, 2020.

Segment Assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
A reconciliation of the Partnership's assets by reportable operating segment as at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
	$	$
FPSO segment	1,173,541	1,221,316
Shuttle tanker segment	2,158,342	2,115,080
FSO segment	229,243	244,507
UMS segment	77,656	100,254
Towage segment	300,478	303,302
Corporate/Other
Cash and cash equivalents and restricted cash	306,889	369,123
Other assets	17,679	32,049
Total assets	4,263,828	4,385,631

Revenues from External Customers

The table below summarize the Partnership's segment revenue by geography, based on the operating location of the Partnership's assets, for the three and six ended June 30, 2021 and 2020:

Three Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	28,590	28,310	6,971	222	—	—	64,093
Brazil (1)	9,533	6,271	—	—	—	—	15,804
Netherlands	—	—	—	—	13,168	(1,684)	11,484
Canada	—	11,573	—	—	—	—	11,573
United Kingdom (1)	29,948	—	—	—	—	—	29,948
Australia	—	—	—	—	—	—	—
Other	—	—	1,638	—	—	—	1,638
Total revenues from contracts with customers	68,071	46,154	8,609	222	13,168	(1,684)	134,540
Other revenues
Norway (1)	34,030	45,561	6,435	—	—	—	86,026
Brazil (1)	6,579	14,684	—	—	—	—	21,263
Netherlands	—	—	—	—	—	—	—
Canada	—	14,730	—	—	—	—	14,730
United Kingdom (1)	1,935	—	—	—	—	—	1,935
Australia	—	—	—	—	—	—	—
Other	—	4,363	4,078	—	—	—	8,441
Total other revenues	42,544	79,338	10,513	—	—	—	132,395
Total revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves respectively.
(2)Includes revenues earned between segments of the Partnership of $1.7 million for the three months ended June 30, 2021.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues from contracts with customers
Norway (1)	55,112	23,304	5,629	451	—	—	84,496
Brazil (1)	13,852	5,748	—	—	—	—	19,600
Netherlands	—	—	—	—	6,580	—	6,580
Canada	—	12,085	—	—	—	—	12,085
United Kingdom (1)	13,568	—	—	—	—	—	13,568
Australia	—	—	(2,566)	—	—	—	(2,566)
Other	—	—	1,653	—	—	—	1,653
Total revenues from contracts with customers	82,532	41,137	4,716	451	6,580	—	135,416
Other revenues						—	—
Norway (1)	35,470	51,098	17,525	—	—	—	104,093
Brazil (1)	10,981	17,729	—	—	—	—	28,710
Netherlands	—	—	—	—	—	—	—
Canada	—	15,381	—	—	—	—	15,381
United Kingdom (1)	2,420	—	2,073	—	—	—	4,493
Australia	—	—	(172)	—	—	—	(172)
Other	—	12,936	3,605	—	—	—	16,541
Total other revenues	48,871	97,144	23,031	—	—	—	169,046
Total revenues	131,403	138,281	27,747	451	6,580	—	304,462
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves respectively.

Six Months Ended June 30, 2021	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations (2)	Total
Revenues from contracts with customers
Norway (1)	57,833	56,692	12,624	439	—	—	127,588
Brazil (1)	18,363	20,054	—	—	—	—	38,417
Netherlands	—	—	—	—	25,551	(6,658)	18,893
Canada	—	23,011	—	—	—	—	23,011
United Kingdom (1)	61,816	—	—	—	—	—	61,816
Australia	—	—	—	—	—	—	—
Other	—	1,611	4,671	—	—	—	6,282
Total revenues from contracts with customers	138,012	101,368	17,295	439	25,551	(6,658)	276,007
Other revenues
Norway (1)	67,316	89,981	13,194	—	—	—	170,491
Brazil (1)	10,624	31,613	—	—	—	—	42,237
Netherlands	—	—	—	—	—	—	—
Canada	—	29,288	—	—	—	—	29,288
United Kingdom (1)	2,773	—	—	—	—	—	2,773
Australia	—	—	—	—	—	—	—
Other	—	11,593	7,300	—	—	—	18,893
Total other revenues	80,713	162,475	20,494	—	—	—	263,682
Total revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves respectively.
(2)Includes revenues earned between segments of the Partnership of $6.7 million for the six months ended June 30, 2021.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues from contracts with customers
Norway (1)	87,584	56,067	9,974	898	—	—	154,523
Brazil (1)	29,652	12,655	—	—	—	—	42,307
Netherlands	—	—	—	—	17,430	—	17,430
Canada	—	26,555	—	—	—	—	26,555
United Kingdom (1)	25,212	1,409	—	—	—	—	26,621
Australia	—	—	1,500	—	—	—	1,500
Other	—	—	3,726	—	—	—	3,726
Total revenues from contracts with customers	142,448	96,686	15,200	898	17,430	—	272,662
Other revenues						—	—
Norway (1)	75,259	89,063	37,191	—	—	—	201,513
Brazil (1)	25,409	39,934	—	—	—	—	65,343
Netherlands	—	—	—	—	—	—	—
Canada	—	34,454	—	—	—	—	34,454
United Kingdom (1)	4,491	3,098	3,438	—	—	—	11,027
Australia	—	—	25	—	—	—	25
Other	—	25,049	6,790	—	—	—	31,839
Total other revenues	105,159	191,598	47,444	—	—	—	344,201
Total revenues	247,607	288,284	62,644	898	17,430	—	616,863
(1)Reference to Norway, the UK and Brazil are to income from international shipping activities occurring on the Norwegian, UK and Brazilian continental shelves respectively.

16.Distributions

The distributions paid on the preferred units for the three and six months ended June 30, 2021 were $7.9 million and $15.8 million, respectively (three and six months ended June 30, 2020 - $8.0 million and $16.1 million, respectively).

17.Subsequent Events

On July 29, 2021, the Partnership announced a series of measures to improve the Partnership’s maturity profile and enhance its liquidity and financial flexibility. As part of these measures, the Partnership has taken the following actions:

•Entered into an agreement with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, "Brookfield") to exchange at par approximately $700 million of indebtedness in Altera GP with maturities ranging from 2022 to 2024 (including $411 million of Altera’s 8.5% Senior Notes due 2023 (the "Notes") held by Brookfield) for 11.5% Senior Secured PIK Notes due 2026 and commenced an exchange transaction relating to the $276 million of Notes held by non-Brookfield parties.

•Suspended the payment of quarterly cash distributions on the Partnership’s outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Preferred Units”) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new PIK notes issued in the exchange transactions described above remain outstanding.

The Partnership expects to achieve significant annual cashflow savings as a result of the agreement with Brookfield and suspension of quarterly distributions on the Preferred Units. In addition, there is potential for further annual cashflow savings depending on the outcome of the exchange of the Notes held by non-Brookfield parties. If all of the Notes are exchanged in the exchange transactions, which remain subject to the satisfaction of certain conditions, these measures will also extend maturities currently ranging from 2022 to 2024 on approximately $970 million of indebtedness to 2026, including indebtedness held by Brookfield.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2021
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Our Business

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We currently operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation (or towage) vessels and our operations are organized into these five corresponding operating segments. As at June 30, 2021, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	24	(ii)	1	1	(iii)	26
FSO Segment	3		—	—		3
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	45		1	1		47
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent and also includes two units which are currently in lay-up.
(ii)Includes two shuttle tankers in which our ownership interest is 50 percent. All of our operating shuttle tankers provide transportation services to energy companies predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market.
(iii)Includes one DP2 shuttle tanker newbuilding scheduled for delivery in early-2022, which will operate under an existing contract off the East Coast of Canada.

Global crude oil and gas prices have largely recovered from the uncertainty regarding demand created by the COVID-19 pandemic. However, as the timing of the ongoing global immunization effort, including the effectiveness of the vaccines, and the severity of outbreaks of variants of the virus are still highly uncertain and cannot be predicted, the long-term impact of the pandemic on our business, financial condition and operating results cannot be determined. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect the demand for our vessels and the types of services we offer. Additionally, a continuation of the pandemic may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact on our liquidity, except for a decline in activity in the spot markets serviced mainly by our towage vessels. Potential effects of the pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. As at June 30, 2021, we have not experienced any material business disruptions or a direct material financial impact as a result of the pandemic and we are actively pursuing additional steps to preserve liquidity and our financial flexibility. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Significant Developments

Delivery of Shuttle Tanker Newbuildings

The fifth and sixth LNG-fueled E-Shuttles, the Altera Wave and Altera Wind, commenced operations in the second quarter. The Altera Thule is expected to be delivered early in 2022 and to operate off the East Coast of Canada.

Measures to improve our maturity profile and enhance liquidity
On July 29, 2021, we announced a series of measures to improve our maturity profile and enhance our liquidity and financial flexibility. As part of these measures, we have taken the following actions:

•Entered into an agreement with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, "Brookfield") to exchange at par approximately $700 million of indebtedness in Altera GP with maturities ranging from 2022 to 2024 (including $411 million of Altera’s 8.5% Senior Notes due 2023 (the "Notes") held by Brookfield) for 11.5% Senior Secured PIK Notes due 2026 and commenced an exchange transaction relating to the $276 million of Notes held by non-Brookfield parties.

•Suspended the payment of quarterly cash distributions on our outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Preferred Units”) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and

Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new PIK notes issued in the exchange transactions described above remain outstanding.

We expect to achieve in excess of $80 million in annual cashflow savings as a result of the agreement with Brookfield and suspension of quarterly distributions on the Preferred Units. In addition, there is potential for further annual cashflow savings depending on the outcome of the exchange of the Notes held by non-Brookfield parties. If all of the Notes are exchanged in the exchange transactions, which remain subject to the satisfaction of certain conditions, these measures will also extend maturities currently ranging from 2022 to 2024 on approximately $970 million of indebtedness to 2026, including indebtedness held by Brookfield.

Sale of Vessels

In April 2021, we delivered the 1987-built Dampier Spirit FSO to its buyer for responsible recycling and received total proceeds of $4 million and recorded a gain on sale of the vessel of $4 million during the second quarter of 2021.

In May 2021, we delivered the 2001-built Navion Oslo shuttle tanker to its buyer for responsible recycling and received total proceeds of $3 million, which was the approximate carrying value of the vessel.

In June 2021, we delivered the 1999-built Navion Oceania shuttle tanker to its buyer for continued operations and received total proceeds of $11 million and recorded a gain on sale of the vessel of $3 million during the second quarter of 2021.

In June 2021, we delivered the 2001-built Stena Natalita shuttle tanker to its buyer for continued operations and received total proceeds of $8 million, which was the approximate carrying value of the vessel.

Results of Operations

The following tables present our consolidated operating results, and certain results for our five operating segments, for the three months ended June 30, 2021 and 2020.

Interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (recovery) are not allocated to individual segments as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Three Months Ended June 30, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	110,615	125,492	19,122	222	13,168	(1,684)	266,935
Direct operating costs	(79,751)	(60,722)	(7,768)	(937)	(14,017)	(6,742)	(169,937)
General and administrative expenses (1)	(6,335)	(7,820)	(1,767)	(912)	(508)	8,391	(8,951)
Depreciation and amortization	(23,883)	(45,661)	(6,353)	(561)	(4,383)	(719)	(81,560)
Interest expense	—	—	—	—	—	—	(49,475)
Interest income	—	—	—	—	—	—	21
Equity-accounted income (loss)	10,229	—	—	—	—	—	10,229
Gain (loss) on dispositions, net	—	2,248	6,859	—	—	—	9,107
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	(1,513)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	(302)
Other income (expenses), net	—	—	—	—	—	—	(1,831)
Income (loss) before income tax __(expense) recovery							(27,277)
Income tax (expense) recovery
Current	—	—	—	—	—	—	(1,211)
Deferred	—	—	—	—	—	—	—
Net income (loss)							(28,488)

Non-IFRS:
Adjusted EBITDA (2)	45,364	57,662	9,587	(1,627)	(1,357)	(34)	109,595
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for the definition of this measure and for a reconciliation of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

(in thousands of U.S. Dollars)	Three Months Ended June 30, 2020
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	131,403	138,281	27,747	451	6,580	—	304,462
Direct operating costs	(82,431)	(54,492)	(9,348)	(455)	(11,422)	(7,504)	(165,652)
General and administrative expenses (1)	(3,050)	(2,434)	(2,108)	(1,337)	(881)	7,504	(2,306)
Depreciation and amortization	(22,668)	(39,344)	(10,363)	(582)	(4,357)	(292)	(77,606)
Interest expense	—	—	—	—	—	—	(45,907)
Interest income	—	—	—	—	—	—	43
Equity-accounted income (loss)	8,428	—	—	—	—	—	8,428
Impairment expense, net	—	(1,590)	(6,685)	—	—	—	(8,275)
Gain (loss) on dispositions, net	—	(1,388)	—	—	—	—	(1,388)
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	(15,193)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	(949)
Other income (expenses), net	—	—	—	—	—	—	(4,137)
Income (loss) before income tax __(expense) recovery							(8,480)
Income tax (expense) recovery
Current	—	—	—	—	—	—	(1,465)
Deferred	—	—	—	—	—	—	1,698
Net income (loss)							(8,247)

Non-IFRS:
Adjusted EBITDA (2)	68,938	75,447	16,168	(1,341)	(5,723)	(16)	153,473
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for the definition of this measure and for a reconciliation of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

Three Months Ended June 30, 2021 compared with the Three Months Ended June 30, 2020

Revenues

Revenues decreased to $267 million, from $304 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to a decrease in our FPSO, shuttle tanker and FSO segments, partially offset by an increase in revenue in our towage segment, as described below:

FPSO Segment

Revenues decreased in our FPSO segment to $111 million, from $131 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $12 million due to the Voyageur Spirit FPSO unit ceasing operations under its contract in June 2020;
•a decrease of $7 million due to the Piranema Spirit FPSO unit completing its contract in April 2021;
•a decrease of $7 million due to a reduction of management fees as management of the Banff FPSO ended November 2020; and
•a decrease of $2 million due to direct operating costs relating to our joint ventures (offset by an decrease in direct operating costs of $2 million as noted below);
partially offset by
•an increase of $5 million due to demobilization activities on the Foinaven FPSO unit during the second quarter of 2021; and
•an increase of $4 million due to Rosebank post concept studies.

Shuttle Tanker Segment

Revenues decreased in our shuttle tanker segment to $125 million, from $138 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $9 million due to lower rates and less operating days in the conventional tanker market in which our shuttle tankers occasionally operate;
•a decrease of $8 million due to the redelivery to us of the Navion Anglia, Navion Bergen and Navion Gothenburg shuttle tankers during 2020; and

•a decrease of $5 million due to termination of the Foinaven CoA contract in May 2021;

partially offset by
•an increase of $3 million due to higher average CoA rates;
•an increase of $3 million due to reduced off hire days; and
•an increase of $3 million due to an increase in operating days under a master agreement with Equinor ASA.

FSO Segment

Revenues decreased in our FSO segment to $19 million, from $28 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $11 million due to lower charter rates following a contract extension for the Randgrid FSO unit in June 2020; and
•a decrease of $1 million due to the absence of contribution from the Dampier Spirit FSO and Apollo Spirit FSO, as their contracts ended in the third quarter of 2020;
partly offset by
•an increase of $3 million due to reversal of the Dampier Spirit FSO termination fee in the second quarter 2020.

Towage Segment

Revenues increased in our towage segment to $13 million, from $7 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to higher utilization.

Corporate Segment/Eliminations

Revenue eliminations of $2 million for the three months ended June 30, 2021 related to the internal tows of the Dampier Spirit FSO unit and Foinaven FPSO unit by vessels in our towage segment.

Direct Operating Costs

Direct operating costs increased to $170 million, from $166 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to increased operating costs in our shuttle tanker and towage segments, partially offset by decreased operating costs in our FPSO segment, as described below:

Shuttle Tanker Segment

Direct operating costs increased in our shuttle tanker segment to $61 million, from $54 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021.

Towage Segment

Direct operating costs increased in our towage segment to $14 million, from $11 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to higher utilization.

FPSO Segment

Direct operating costs decreased in our FPSO segment to $80 million, from $82 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $5 million in management fees as management of the Banff FPSO ended November 2020; and
•a decrease of $2 million due to direct operating costs relating to our joint ventures (offset by an decrease in revenues of $2 million as noted above);
partially offset by
•an increase of $3 million due to repairs and maintenance on the Petrojarl I FPSO; and
•an increase of $3 million due to lay up activities for the Piranema Spirit FPSO.

General and Administrative Expenses

General and administrative expenses increased to $9 million, from $2 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to an increase in legal and tax expenses and corporate function carve-out costs.

Depreciation and Amortization

Depreciation and amortization expense increased to $82 million, from $78 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to increase in our shuttle tanker segment, partially offset by a decrease in our FSO segment as described below:

Shuttle Tanker Segment

Depreciation and amortization expense increased in our shuttle tanker segment to $46 million, from $39 million, for the three months ended June 30, 2021, compared to same period last year, primarily due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021, partially offset by the sale and impairment of certain vessels.

FSO Segment

Depreciation and amortization expense decreased in our FSO segment to $6 million, from $10 million, for the three months ended June 30, 2021, compared to the same period last year, primarily due to the impairment of the Randgrid FSO unit during 2020.

Interest Expense

Interest expense increased to $49 million, from $46 million for the three months ended June 30, 2021, compared to the same period last year, primarily due to an increase in the total amount drawn under our unsecured revolving credit facilities with Brookfield.

Equity-Accounted Income (Loss)

Equity-accounted income increased to $10 million, from $8 million for the three months ended June 30, 2021, compared to the same period last year, which is mainly due to a decrease in depreciation and interest expense.

Impairment Expense, Net

Impairment expense, net was $nil for the three months ended June 30, 2021, compared to $8 million for the same period last year, primarily due to impairment expenses recorded in our FSO and shuttle tanker segments for the three months ended June 30, 2020, as described below:

FSO Segment

Impairment expense, net in our FSO segment was $7 million for the three months ended June 30, 2020, due to a $7 million impairment of the Dampier Spirit FSO due to the expected sale of the vessel.

Shuttle Tanker Segment

Impairment expense, net in our shuttle tanker segment was $2 million for the three months ended June 30, 2020, due to a $2 million impairment of the Navion Bergen due to the expected sale of the vessel.

Gain (Loss) on Dispositions, Net

Gain (loss) on dispositions, net was $9 million for the three months ended June 30, 2021, compared to $(1) million for the same period last year, primarily due to gains recorded in our FSO and shuttle tanker segments for the three months ended June 30, 2021. During the three months ended June 30, 2021, we sold four vessels and recognized gains on dispositions of $4 million relating to the Dampier Spirit FSO and $3 million relating to the Navion Oceania shuttle tanker. We recorded an additional gain on disposition of $3 million relating to the Apollo Spirit FSO sold in December 2020, after the official recycling of the vessel was completed based on a recycling rate agreed upon with the buyer as per terms of the contract. The remaining two vessels were sold at their approximate carrying values. During the three months ended June 30, 2020 we sold the HiLoad DP unit and recognized a loss on disposition of $(1) million.
Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $(2) million for the three months ended June 30, 2021, compared to $(15) million for the same period last year and were comprised of the following:

	Three Months Ended June 30,
	2021	2020
(in thousands of U.S. Dollars)	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(4,935)	(25,872)
Foreign currency forward contracts	2,472	(1,811)
	(2,463)	(27,683)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	3,308	4,600
Foreign currency forward contracts	(2,358)	7,890
	950	12,490
Total realized and unrealized gain (loss) on derivative instruments	(1,513)	(15,193)

During the three months ended June 30, 2020, we recognized realized losses of $19 million on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps. Realized losses on our interest rate swaps for the three months ended June 30,

2021, were otherwise consistent with the same period last year. We also recognized unrealized gains on interest rate swaps of $3 million during the three months ended June 30, 2021, compared to unrealized gain of $5 million during the same period last year.

During the three months ended June 30, 2021 and 2020, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK) and Euros, which resulted in realized gains (losses) of $2 million and $(2) million during the three months ended June 30, 2021 and 2020, respectively. We also recognized unrealized losses on our foreign currency forward contracts of $2 million during the three months ended June 30, 2021, compared to unrealized gains of $8 million for the same period last year, mainly due to an unfavorable forward spread as at June 30, 2021, compared to a favorable forward spread as at June 30, 2020.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $nil for the three months ended June 30, 2021, compared to $(1) million for the same period last year. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluations of NOK-denominated monetary assets and liabilities for financial reporting purposes. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Other Income (Expenses), Net

Other income (expenses), net was $(2) million for the three months ended June 30, 2021, compared to $(4) million for the same period last year, primarily due to less restructuring costs.

Income Tax (Expense) Recovery

Income tax (expense) recovery was $(1) million for the three months ended June 30, 2021, compared to $nil for the same period last year.

Adjusted EBITDA

Adjusted EBITDA decreased to $110 million for the three months ended June 30, 2021, compared to $153 million for the same period last year. This decrease was primarily due to a decrease in revenue and an increase in direct costs in our shuttle tanker segment and a decrease in revenue in our FPSO and FSO segments, as described above.

The following tables present our consolidated operating results, and certain results for our five operating segments, for the six months ended June 30, 2021 and 2020.

Interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss), other income (expenses) and income tax expense (recovery) are not allocated to individual segments as these are managed on an overall basis for us.

(in thousands of U.S. Dollars)	Six Months Ended June 30, 2021
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	218,725	263,843	37,789	439	25,551	(6,658)	539,689
Direct operating costs	(150,343)	(123,881)	(17,026)	(1,687)	(28,065)	(10,776)	(331,778)
General and administrative expenses (1)	(15,338)	(13,593)	(3,768)	(2,074)	(1,193)	14,347	(21,619)
Depreciation and amortization	(44,525)	(89,101)	(14,065)	(1,116)	(8,658)	(1,344)	(158,809)
Interest expense	—	—	—	—	—	—	(97,159)
Interest income	—	—	—	—	—	—	49
Equity-accounted income (loss)	29,613	—	—	—	—	—	29,613
Gain (loss) on dispositions, net	—	2,248	6,859	—	—	—	9,107
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	12,347
Foreign currency exchange gain (loss)	—	—	—	—	—	—	23
Other income (expenses), net	—	—	—	—	—	—	(1,857)
Income (loss) before income tax __(expense) recovery							(20,394)
Income tax (expense) recovery
Current	—	—	—	—	—	—	(2,193)
Deferred	—	—	—	—	—	—	—
Net income (loss)							(22,587)

Non-IFRS:
Adjusted EBITDA (2)	98,132	124,856	16,992	(3,322)	(3,707)	(3,086)	229,865
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for the definition of this measure and for a reconciliation of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

(in thousands of U.S. Dollars)	Six Months Ended June 30, 2020
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
IFRS:
Revenues	247,607	288,284	62,644	898	17,430	—	616,863
Direct operating costs	(129,838)	(132,086)	(17,845)	(1,437)	(23,137)	(15,128)	(319,471)
General and administrative expenses (1)	(17,117)	(5,198)	(4,494)	(3,408)	(2,019)	15,128	(17,108)
Depreciation and amortization	(47,461)	(77,152)	(20,726)	(1,164)	(9,092)	(545)	(156,140)
Interest expense	—	—	—	—	—	—	(94,176)
Interest income	—	—	—	—	—	—	710
Equity-accounted income (loss)	4,373	—	—	—	—	—	4,373
Impairment expense, net	(126,168)	(24,493)	(6,685)	—	(22,931)	—	(180,277)
Gain (loss) on dispositions, net	(92)	(1,858)	—	—	—	—	(1,950)
Realized and unrealized gain (loss) on __derivative instruments	—	—	—	—	—	—	(106,116)
Foreign currency exchange gain (loss)	—	—	—	—	—	—	(4,389)
Other income (expenses), net	—	—	—	—	—	—	(5,366)
Income (loss) before income tax __(expense) recovery							(263,047)
Income tax (expense) recovery
Current	—	—	—	—	—	—	(3,601)
Deferred	—	—	—	—	—	—	(531)
Net income (loss)							(267,179)

Non-IFRS:
Adjusted EBITDA (2)	148,531	140,314	40,060	(3,947)	(7,726)	(211)	317,021
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA is a non-IFRS financial measure. Please refer to "Non-IFRS Financial Measures" below for definitions of this measure and for reconciliations of this measure with the most directly comparable financial measure calculated and presented in accordance with IFRS.

Six Months Ended June 30, 2021 compared with the Six Months Ended June 30, 2020

Revenues

Revenues decreased to $540 million, from $617 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to a decrease in our FPSO, shuttle tanker and FSO segments, partially offset by an increase in our towage segment as described below:

FPSO Segment

Revenues decreased in our FPSO segment to $219 million, from $248 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $23 million due to the Voyageur Spirit FPSO unit ceasing operations under its contract in June 2020;
•a decrease of $18 million due to lower uptime for the Petrojarl I FPSO unit during the six months ended June 30, 2021, as a result of operational issues;
•a decrease of $16 million in management fees as the Foinaven FPSO unit commenced operations under a new operational service contract in March 2020 and management of the Banff FPSO ended in November 2020;
•a decrease of $10 million due to the Piranema Spirit unit completing its contract in April 2021; and
•a decrease of $4 million mainly due to a reduction in the charter rate on the Knarr FPSO as a result of a March 2020 contract amendment relating to the unit;
partially offset by
•an increase of $34 million due to providing operational services for the Foinaven FPSO unit, which commenced operations under a new contract in March 2020; and
•an increase of $6 million due to Rosebank post concept studies.

Shuttle Tanker Segment

Revenues decreased in our shuttle tanker segment to $264 million, from $288 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $19 million due to the redelivery to us of the Navion Anglia, Navion Bergen and Navion Gothenburg shuttle tankers during 2020;

•a decrease of $17 million due to lower rates and less operating days in the conventional tanker market in which our shuttle tankers occasionally operate; and
•a decrease of $5 million due to termination of the Foinaven CoA contract in May 2021;
partially offset by
•an increase of $8 million due to compensation for contractual dry-docking obligations not performed by the charterer upon redelivery of the Navion Gothenburg shuttle tanker; and
•an increase of $7 million due to an increase in operating days under a master agreement with Equinor ASA.

FSO Segment

Revenues decreased in our FSO segment to $38 million, from $63 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to a decrease of $23 million due to lower charter rates following a contract extension for the Randgrid FSO unit in June 2020.

Towage Segment

Revenues increased in our towage segment to $26 million, from $17 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to a $7 million increase related to internal tows of the Dampier Spirit FSO and Foinaven FPSO units and higher utilization in the towage fleet.

Corporate Segment/Eliminations

Revenue eliminations of $7 million for the six months ended June 30, 2021 related to the internal tows of the Dampier Spirit FSO unit and Foinaven FPSO unit by vessels in our towage segment.

Direct Operating Costs

Direct operating costs increased to $332 million, from $319 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to increased operating costs in our FPSO and towage segments, partially offset by decreased operating costs in our shuttle tanker and corporate segments, as described below:

FPSO Segment

Direct operating costs increased in our FPSO segment to $150 million, from $130 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to:
•an increase of $22 million due to providing operational services for the Foinaven FPSO unit, which commenced operations under a new contract in March 2020;
•an increase of $6 million due to the Rosebank post concept study;
•an increase of $5 million due to repairs and maintenance on the Petrojarl I FPSO; and
•an increase of $4 million due to an internal tow of the Foinaven FPSO in 2021;
partially offset by
•a decrease of $12 million in management fees as the Foinaven FPSO unit commenced operations under a new operational service contract in March 2020 and management of the Banff FPSO ended in November 2020; and
•a decrease of $5 million due to the completion of the charter contract for the Voyageur Spirit FPSO unit in June 2020.

Towage Segment

Direct operating costs increased in our towage segment to $28 million, from $23 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to higher utilization.

Shuttle Tanker Segment

Direct operating costs decreased in our shuttle tanker segment to $124 million, from $132 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to:
•a decrease of $6 million due to less time-charter hire in 2021 compared to 2020;
•a decrease of $5 million due to certain vessels leaving the fleet; and
•a decrease of $9 million due to lower pool expenses and less operating days in the conventional tanker market in which our shuttle tankers occasionally operate.
partially offset by
•an increase of $5 million due to repair and maintenance costs from the early re-delivery of the Navion Gothenburg shuttle tanker in early-2021; and
•an increase of $7 million due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021.

Corporate Segment/Eliminations

Direct operating costs decreased in our corporate segment to $11 million, from $15 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to $7 million in eliminations related to the internal tow of the Dampier Spirit FSO unit and Foinaven FPSO unit in 2021, partially offset by timing of corporate costs.

General and Administrative Expenses

General and administrative expenses increased to $22 million, from $17 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to an increase in legal and tax expenses and corporate function carve-out costs.

Depreciation and Amortization

Depreciation and amortization expense increased to $159 million, from $156 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to an increase in our shuttle tanker segment, partially offset by decreases in our FPSO and FSO segments as described below:

Shuttle Tanker Segment

Depreciation and amortization expense increased in our shuttle tanker segment to $89 million, from $77 million, for the six months ended June 30, 2021, compared to same period last year, primarily due to four shuttle tanker newbuildings entering the fleet in late-2020 and early-2021, partially offset by the sale and impairment of certain vessels.

FPSO Segment

Depreciation and amortization expense decreased in our FPSO segment to $45 million, from $47 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to the impairment of certain of our FPSO units during 2020.

FSO Segment

Depreciation and amortization expense decreased in our FSO segment to $14 million, from $21 million, for the six months ended June 30, 2021, compared to the same period last year, primarily due to the impairment of the Randgrid FSO unit during 2020.

Interest Expense

Interest expense increased to $97 million, from $94 million for the six months ended June 30, 2021, compared to the same period last year, primarily due to an increase in the total amount drawn under our unsecured revolving credit facilities with Brookfield.

Equity-Accounted Income (Loss)

Equity-accounted income was $30 million for the six months ended June 30, 2021, compared to income of $4 million for the same period last year. The increase in equity-accounted income was primarily due to a $4 million realized and unrealized gain on derivative instruments held within our equity-accounted investments for the six months ended June 30, 2021, compared to a $17 million realized and unrealized loss for the same period last year, mainly as a result of an increase in long-term LIBOR benchmark rates during the six months ended June 30, 2021, compared to a decrease in long-term LIBOR benchmark rates during the six months ended June 30, 2020.

Impairment Expense, Net

Impairment expense, net was $nil for the six months ended June 30, 2021, compared to $180 million for the same period last year, primarily due to impairment expenses recorded in our FPSO, shuttle tanker, FSO, and towage segments for the six months ended June 30, 2020, as described below:

FPSO Segment

Impairment expense, net in our FPSO segment was $126 million for the six months ended June 30, 2020, due to a $57 million impairment recorded on the Petrojarl Knarr FPSO unit and a $42 million impairment of the Petrojarl I FPSO unit due to changes in the expected earnings of the units as a result of a decline in crude oil prices during the three months ended March 31, 2020 and a $27 million impairment recorded on the Petrojarl Varg FPSO unit as a result of a reassessment of the future redeployment opportunities for the unit.

Shuttle Tanker Segment

Impairment expense, net in our shuttle tanker segment was $24 million for the six months ended June 30, 2020, due to a $17 million impairment of the Navion Gothenburg as a result of a change in the expected operating plans for the vessel, a $4 million impairment of the Navion Stavanger as a result of a change in the expected earnings for the vessel and a $2 million impairment of the Navion Bergen due to the expected sale of the vessel.

FSO Segment

Impairment expense, net in our FSO segment was $7 million for the six months ended June 30, 2020, due to a $7 million impairment of the Dampier Spirit FSO due to expected sale of the vessel.

Towage Segment

Impairment expense, net in our towage segment was $23 million for the six months ended June 30, 2020, as a result of impairments on the ALP Forward, ALP Winger, ALP Ippon and ALP Ace due to changes in the expected earnings of the vessels.

Gain (Loss) on Dispositions, Net

Gain (loss) on dispositions, net was $9 million for the six months ended June 30, 2021, compared to $(2) million for the same period last year, primarily due to gains recorded in our FSO and shuttle tanker segments for the six months ended June 30, 2021. During the six months ended June 30, 2021, we sold four vessels and recognized a gains on dispositions of $4 million relating to the Dampier Spirit FSO and $3 million relating to the Navion Oceania shuttle tanker. We recorded an additional gain on disposition of $3 million relating to the Apollo Spirit FSO sold in December 2020, after the official recycling of the vessel was completed based on a recycling rate agreed upon with the buyer as per terms of the contract. The remaining two vessels were sold at their approximate carrying values. During the six months ended June 30, 2020 we sold four vessels and recognized a loss on disposition of $(1) million relating to the HiLoad DP unit. The remaining three vessels were sold at their approximate carrying values.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on derivative instruments was $12 million for the six months ended June 30, 2021, compared to $(106) million for the same period last year and were comprised of the following:

	Six Months Ended June 30,
	2021	2020
(in thousands of U.S. Dollars)	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(156,870)	(31,643)
Foreign currency forward contracts	6,010	(3,114)
	(150,860)	(34,757)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	168,876	(70,841)
Foreign currency forward contracts	(5,669)	(518)
	163,207	(71,359)
Total realized and unrealized gain (loss) on derivative instruments	12,347	(106,116)

During the six months ended June 30, 2021, we recognized realized losses of $146 million on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps. During the six months ended June 30, 2020, we recognized realized losses of $19 million on our interest rate swaps as a result of the termination or amendment of certain of our interest rate swaps. Realized losses on our interest rate swaps for the six months ended June 30, 2021, were otherwise consistent with the same period last year. We also recognized unrealized gains on interest rate swaps of $169 million during the six months ended June 30, 2021, compared to unrealized losses of $71 million during the same period last year. The increase in unrealized gains was primarily due to the termination or amendment of certain of our interest rate swaps during the six months ended June 30, 2021, as described above, in conjunction with an increase in long-term LIBOR benchmark rates, compared to a decrease in long-term LIBOR benchmark rates during the six months ended June 30, 2021.

During the six months ended June 30, 2021 and 2020, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Krone (or NOK) and Euros, which resulted in realized gains (losses) of $6 million and $(3) million during the six months ended June 30, 2021 and 2020, respectively. We also recognized unrealized losses on our foreign currency forward contracts of $6 million during the six months ended June 30, 2021, compared to $1 million for the same period last year, mainly due to an unfavorable forward spread as at June 30, 2021, compared to a less unfavorable spread as at June 30, 2020.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $nil for the six months ended June 30, 2021, compared to $(4) million for the same period last year. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluations of NOK-denominated monetary assets and liabilities for financial reporting purposes. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Other Income (Expenses), Net

Other income (expenses), net was $(2) million for the three months ended June 30, 2021, compared to $(5) million for the same period last year, primarily due to less restructuring costs.

Income Tax (Expense) Recovery

Income tax (expense) recovery was $(2) million for the six months ended June 30, 2021, compared to $(4) million for the same period last year. The decrease in income tax expense was primarily due to a deferred expense recorded during the six months ended June 30, 2020, due to a decrease in the expected use of tax losses in Norway.

Adjusted EBITDA

Adjusted EBITDA decreased to $230 million for the six months ended June 30, 2021, compared to $317 million for the same period last year. This decrease was primarily due to a decrease in revenue in our FPSO, shuttle tanker, and FSO segments, and an increase in direct costs in our FPSO and towage segments, partially offset by increased revenue in the towage segment and lower cost in the shuttle tanker segment as described above.

Non-IFRS Financial Measures

To supplement the unaudited interim condensed consolidated financial statements, we use Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of our performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) recovery, and depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of our core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by our management, and we believe that this supplementary metric assists investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

The following table reconciles Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2021 and 2020:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	(28,488)	(8,247)	(22,587)	(267,179)
Less:
Depreciation and amortization	(81,560)	(77,606)	(158,809)	(156,140)
Interest expense	(49,475)	(45,907)	(97,159)	(94,176)
Interest income	21	43	49	710
Income tax (expense) recovery
Current	(1,211)	(1,465)	(2,193)	(3,601)
Deferred	—	1,698	—	(531)
	103,737	114,990	235,525	(13,441)
Less:
Equity-accounted income (loss)	10,229	8,428	29,613	4,373
Impairment expense, net	—	(8,275)	—	(180,277)
Gain (loss) on dispositions, net	9,107	(1,388)	9,107	(1,950)
Realized and unrealized gain (loss) on derivative instruments	(1,513)	(15,193)	12,347	(106,116)
Foreign currency exchange gain (loss)	(302)	(949)	23	(4,389)
Other income (expenses), net	(1,831)	(4,137)	(1,857)	(5,366)
Adjusted EBITDA attributable to non-controlling interests (2)	(713)	4,234	1,515	8,026
Add:
Realized gain (loss) on foreign currency forward contracts	—	(1,811)	—	(3,114)
Adjusted EBITDA from equity-accounted investments (1)	20,835	23,014	45,088	47,877
Adjusted EBITDA	109,595	153,473	229,865	317,021

(1)Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity-accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Equity-accounted income (loss)	10,229	8,428	29,613	4,373
Less:
Depreciation and amortization	(7,551)	(8,779)	(15,116)	(16,617)
Interest expense, net	(1,932)	(3,098)	(4,000)	(6,932)
Income tax (expense) recovery
Current	21	(3)	(26)	(135)
	19,691	20,308	48,755	28,057
Less:
Realized and unrealized gain (loss) on derivative instruments	(2,005)	(2,099)	3,522	(17,177)
Foreign currency exchange gain (loss)	861	(607)	145	(2,643)
Adjusted EBITDA from equity-accounted investments	20,835	23,014	45,088	47,877
(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-IFRS financial measure and should not be considered as an alternative to net income (loss) attributable to non-controlling interests in subsidiaries or any other measure of financial performance presented in accordance with IFRS, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss) attributable to non-controlling interests in subsidiaries	(2,141)	(191)	(3,816)	(7,113)
Less:
Depreciation and amortization	(1,504)	(1,407)	(5,278)	(3,275)
Interest expense	(123)	(248)	(261)	(542)
Interest income	—	1	2	11
Other income/expense	168	—	168
	(682)	1,463	1,553	(3,307)
Less:
Impairment expense, net	—	(2,832)	—	(11,218)
Gain (loss) on dispositions, net	—	—	—	(43)
Foreign currency exchange gain (loss)	31	61	38	(72)
Adjusted EBITDA attributable to non-controlling interests	(713)	4,234	1,515	8,026

Liquidity and Capital Resources

Liquidity is managed primarily through cash flows from operations, use of credit facilities and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.

The following table presents our liquidity as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Cash and cash equivalents	241,132	235,734
Total liquidity (1)	241,132	235,734
Working capital surplus (deficit)	(307,166)	(230,494)
(1)Defined as cash, cash equivalents and undrawn revolving credit facilities

The increase in the working capital deficit was primarily due to a decrease in financial assets of $83 million mainly relating to amounts held in escrow for a shuttle tanker newbuilding yard installment payment as at December 31, 2020 and a decrease in accounts receivable and other of $25 million, partially offset by a decrease in total current liabilities primarily relating to the termination or amendment of certain interest rate swaps during the six months ended June 30, 2021.

Our primary short-term liquidity needs are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit.

Our long-term liquidity needs are to repay or refinance scheduled debt obligations and pursue additional growth projects. Please see “– Significant Developments – Measures to improve our maturity profile and enhance liquidity” for information about recent initiatives we expect will increase our cash flow.

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
The following table sets forth our contractual obligations for the periods indicated as at June 30, 2021:

	As at June 30, 2021
	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Public bond repayments (1)	1,138.5	—	251.5	687.0	200.0	—	—
Secured debt - scheduled repayments (1)	1,189.8	287.2	248.8	210.6	124.0	121.1	198.1
Secured debt - repayments on maturity (1)	762.5	50.0	277.3	237.5	—	98.9	98.8
Unsecured revolving credit facilities - due to related parties (1)	334.9	100.0	—	—	234.9	—	—
Obligations related to finance leases (1)	207.3	11.3	11.3	11.3	11.3	11.3	150.8
Derivative instruments (2)	35.0	33.5	0.9	0.3	0.1	0.1	0.1
Lease liabilities (3)	31.0	14.2	8.5	2.9	2.4	1.8	1.2
Newbuilding contracts (4)	98.9	98.9	—	—	—	—	—
Total	3,797.9	595.1	798.3	1,149.6	572.7	233.2	449.0
(1)Our interest-bearing obligations include bonds, commercial bank debt, unsecured revolving credit facilities provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 11 – Borrowings, Item 1 – Financial Statements: Note 12 – Related Party Transactions and Item 1 – Financial Statements: Note 10 – Other Financial Liabilities for terms upon which future interest payments are determined.
(2)Consists of the financial liability relating to our foreign currency forward contracts and our interest rate swaps. Please refer to Item 1 – Financial Statements: Note 10 – Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(3)Consists of the undiscounted cash requirements to settle our lease obligations relating to our office leases and in-chartered vessels.
(4)Consists of the estimated remaining payments for the acquisition of one shuttle tanker newbuilding. Please refer to Item 1 – Financial Statements: Note 8 – Advances on Newbuilding Contracts. We have secured $84.5 million of undrawn borrowings relating to this shuttle tanker newbuilding commitment.

Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period from June 30, 2021, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and the minimum liquidity requirements under our financial covenants in our credit facilities. On July 29, 2021, the Partnership announced various measures it is pursuing to improve its debt maturity profile and enhance its liquidity and financial flexibility, Refer to Item 1 – Financial Statements: Note 17 - Subsequent events for additional information. Other potential sources of financing that we are actively pursuing, or may consider pursuing, during the one-year period from June 30, 2021, include entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing or extension of certain borrowings, selling certain assets, seeking joint venture partners for our business interests and/or capital raises. Additional potential sources of amounts generated from operations include the extensions and redeployment of existing assets. Based on our liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity we expect to generate from operations over the following year, and by incorporating our plans to raise additional liquidity that we consider probable of completion, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the one-year period from June 30, 2021. Refer to Item 1 – Financial Statements: Note 2b - Going Concern for additional information.

As at June 30, 2021, we had total borrowings outstanding of $3,091 million compared to $3,211 million as at December 31, 2020 and as at June 30, 2021, we were in compliance with all covenants relating to our consolidated borrowings. Our borrowings consist of the following:

	June 30, 2021	December 31, 2020
	$	$
U.S. Dollar Revolving Credit Facilities	385,421	439,600
U.S. Dollar Term Loans	1,377,577	1,426,370
U.S. Dollar Bonds	1,138,520	1,138,086
U.S. Dollar Non-Public Bonds	189,291	206,870
Total principal	3,090,809	3,210,926

The table below outlines our consolidated net debt to capitalization as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Borrowings (current and non-current)	3,056,496	3,170,977
Obligations relating to finance leases (current and non-current)	204,601	139,239
Due to related parties (current and non-current)	303,383	194,635
Less:
Cash and cash equivalents	241,132	235,734
Restricted cash	65,757	133,389
Net debt	3,257,591	3,135,728
Total equity	205,913	244,899
Total equity and net debt	3,463,504	3,380,627
Net debt to capitalization ratio	94.1%	92.8%

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2021	2020
Net operating cash flow	60,906	180,274
Net financing cash flow	18,970	19,481
Net investing cash flow	(74,847)	(154,053)

Operating Cash Flows

Net cash flow from operating activities decreased to $61 million for the six months ended June 30, 2021, compared to $180 million for the same period last year, primarily due to an increase to $157 million in realized losses on interest rate swaps during the six months ended June 30, 2021, compared to $32 million during the same period last year, which was a result of the termination or partial termination of certain interest rate swaps during the six months ended June 30, 2021. This was partially offset by changes in non-cash working capital items which provided for a contribution of $79 million for the six months ended June 30, 2021, compared to $9 million for the six months ended June 30, 2020. The increase in non-cash working capital items for the six months ended June 30, 2021, compared to the same period last year is primarily due to the timing of payments received from customers and made to vendors.

Net cash flow from operating activities also decreased for the six months ended June 30, 2021, compared to the same period last year, due to a decrease in revenues and an increase in direct operating costs. Refer to "Results of Operations" above.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from borrowings, net of financing costs, were $75 million for the six months ended June 30, 2021, and $72 million for the same period last year.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of our borrowings were $196 million for the six months ended June 30, 2021, compared to $160 million for the same period last year. The increase in repayments is mainly due to the refinancing of one existing debt facility during the six months ended June 30, 2021.

Our proceeds from borrowings, net of financing costs and scheduled repayments, related to the sale and leaseback of vessels, were $71 million and $36 million for the six months ended June 30, 2021 and 2020, respectively. The gross proceeds were used to fund installment payments on certain of the shuttle tanker newbuildings.

During the six month ended June 30, 2021, we entered into two additional unsecured credit facilities with Brookfield. As at June 30, 2021, the total of three unsecured revolving credit facilities provided for total borrowings of up to $325 million. During the six months ended June 30, 2021, we drew down $130 million and prepaid $30 million related to these credit facilities. During the six months ended June 30, 2020, we drew down $105 million related to one existing facility.

Lease payments on our vessel in-charter leases and office leases were $7 million and $11 million for the six months ended June 30, 2021 and 2020, respectively.

Cash distributions paid to our preferred unitholders were $16 million for the six months ended June 30, 2021 and 2020. Refer to Item 1 – Financial Statements: Note 17 - Subsequent events for additional information.

Investing Cash Flows

During the six months ended June 30, 2021, net cash flow used for investing activities was $75 million, primarily related to $169 million for additions to vessels and equipment, including installment payments for the delivery of two shuttle tanker newbuildings, partially offset by a $68 million decrease in restricted cash, primarily related to a $74 million reduction to amounts held in escrow for the final installment payment for one of the above mentioned shuttle tanker newbuildings, partially offset by cash sweep requirements under a previously amended loan agreement, and proceeds of $29 million from the sales of the Navion Oceania, Navion Oslo and Stena Natalita shuttle tankers and the Dampier Spirit and Apollo Spirit FSO units.

During the six months ended June 30, 2020, net cash flow used for investing activities was $154 million, primarily related to $239 million for additions to vessels and equipment, including installment payments on the shuttle tanker newbuildings, partially offset by an $66 million decrease in restricted cash, primarily related to a $89 million reduction to amounts held in escrow for the final installment payment for one shuttle tanker newbuilding, proceeds of $15 million from the sales of the Navion Hispania and Stena Sirita shuttle tankers and the Petrojarl Cidade de Rio das Ostras FPSO unit and $6 million of cash acquired during the acquisition of one company.

Critical Accounting Estimates

The preparation of financial statements requires us to make critical judgments, estimates and assumptions in the application of our accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Our management reviews our accounting policies, critical judgments, estimates and assumptions on a regular basis. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For further information on our material accounting policies, critical accounting judgments and estimates see Part I, Item 18 - Financial Statements: Note 2v. - Critical accounting judgments and key sources of estimation uncertainty and Part I, Item 5B. Liquidity and Capital Resources - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2020.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our direct exposure to market risk results from fluctuations in interest rates foreign currency exchange rates and commodity prices. There have been no material changes to our market risks as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the U.S. Securities and Exchange Act of 1934, as amended) that occurred during the six months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

Remediation

As previously described in Part II, Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2020, we began implementing a remediation plan to address a material weakness due to the existence of control deficiencies related to user access management within the IT environment. The weakness will not be considered remediated, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed during the year ended December 31, 2021.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•measures we are implementing to improve our debt maturity profile and enhance our liquidity and financial flexibility, and the expected future annual cash flow savings;
•our ability to enter into new debt facilities, borrow additional amounts under existing facilities, refinance or extend existing debt obligations, to fund capital expenditures, to sell certain assets, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including our shuttle tanker newbuilding;
•the expected employment of the shuttle tanker newbuilding;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities and finance leases;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange and interest rates;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, British Pound and Euro;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•increasing the efficiency of our business and redeploying vessels as charters expire or terminate;
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic; and
•our ability and timing to remediate identified deficiencies in the IT environment.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or, vessel delivery delays; our potential inability to fund our liquidity needs for the upcoming one-year period from June 30, 2021, to raise financing to refinance debt, fund existing projects or capital expenditures; our cash flows and levels of available cash; participation by holders of our Notes in the Exchange Offer; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and foreign currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic and the severity of COVID variants; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2021
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Part III, Item 18. – Financial Statements: Note 17 – Provisions and Contingencies in our Annual Report on Form 20-F for the year ended December 31, 2020 for a description of certain claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3 - Key Information - D. Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2020, and in Part II, Item 1 - Risk Factors in our Report on Form 6-K furnished on May 5, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

We have limited current liquidity and any deterioration in business conditions could further significantly reduce our liquidity.

As at June 30, 2021, we had total liquidity of $241.1 million and a working capital deficit of $307.2 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with amounts generated from operations, including extensions and redeployments of existing assets, and additional potential sources of financing, including entering into new debt facilities, borrowing additional amounts under existing facilities, the refinancing or extension of certain borrowings and interest rate swaps, selling certain assets, seeking joint venture partners for the Partnerships business interests and/or capital raises.

The delay of certain expected contract extensions and redeployments of existing assets and reduced and declining cash flows in recent periods have caused us to take certain actions to address liquidity needs, including refinancing and extending certain borrowings. Future failure to extend contracts and redeploy assets or a deterioration in relevant business conditions may result in even further declines in liquidity that require exploring additional potential sources of financing on terms that may be less favorable than under our current credit facilities and other borrowings. However, there can be no assurance that any such sources of financing will be available to us on acceptable terms, if at all.

If we are unable to access existing or additional financing sources and generate sufficient cash flow to meet our debt obligations, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•seeking additional debt or equity capital;
•selling assets or equity interests in certain assets or joint ventures;
•reducing, delaying or canceling our business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.

Such measures may not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt obligations, capital expenditure or other obligations. In addition, our existing financing agreements may restrict our ability to implement some of these measures. The sale of certain assets will reduce cash from operations and the cash available for distributions to unitholders. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements and would likely result in a reduction of our credit rating, which in turn could harm our ability to incur additional indebtedness.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

The following table summarizes the preferred units repurchased under our repurchase plan during the six months ended June 30, 2021(1):

(in thousands of U.S. Dollars, except unit and per unit data)	Total number of Preferred units purchased #	Average price paid per Preferred unit $	Total number of class of Preferred units purchased #
Series B Preferred units
January 1, 2021 - January 31, 2021	956	21.98	956
(1)In September 2020, we announced that our board of directors had authorized repurchases of our five-year senior unsecured bonds that mature in July 2023 and our Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of any repurchases will be determined by us, in consultation with the board of directors, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. The repurchase program was completed in January 2021.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: July 29, 2020	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary